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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number  33- 80770-1
                                                               333-53627

                         SIGNAL INVESTMENT & MANAGEMENT CO.
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             (Exact name of registrant as specified in its charter)


  1105 N. Market Street, Suite 1300, Wilmington, Delaware 19890 (302) 646-3950
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Guarantees of 12 3/4% Senior Subordinated Notes due 2004 ("12 3/4% Notes") and 8 7/8% Senior Subordinated Notes due 2008 ("8 7/8% Notes") issued by the parent of Registrant, Chattem, Inc.
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            (Title of each class of securities covered by this form)


                                      None
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     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)   / /     Rule 12h-3(b)(1)(i)   /x/
               Rule 12g-4(a)(1)(ii)  / /     Rule 12h-3(b)(1)(ii)  / /
               Rule 12g-4(a)(2)(i)   / /     Rule 12h-3(b)(2)(i)   / /
               Rule 12g-4(a)(2)(ii)  / /     Rule 12h-3(b)(2)(ii)  / /
                                             Rule 15d-6            / /

         Approximate number of holders of record as of the certificate or notice date: For the guarantees of the 12 3/4% Notes: 48; and for the 8 7/8%
Notes: 65.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

         Date: March 5, 2001.   SIGNAL INVESTMENT & MANAGEMENT CO.
                                           (Registrant)

                                       /s/ A. Alexander Taylor II, President

                                       -------------------------------------
                                       A. Alexander Taylor II, President